MEMORANDUM OF AGREEMENT
(Advisory Fee Waivers)

This Memorandum of Agreement (“Memorandum of Agreement”) is entered into as of the effective date on the attached Exhibit A (the “Exhibit”), between Trust for Professional Managers (the “Trust”), on behalf of Performance Trust Total Return Bond Fund, Performance Trust Municipal Bond Fund, Performance Trust Multisector Bond Fund and Performance Trust Short Term Bond ETF (each a “Fund”, and together the “Funds”), and PT Asset Management, LLC (“PTAM”).

PTAM shall and hereby agrees to waive such fees of the Funds, severally and not jointly, as indicated in the Exhibit.

For and in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and PTAM agree that until at least the expiration date set forth on the Exhibit (the “Expiration Date”) and with respect to those Funds listed on the Exhibit, PTAM will waive its advisory fees in accordance with the Waiver Description set forth on the Exhibit.

Neither the Trust nor PTAM may remove or amend the waivers set forth on the Exhibit to a Fund’s detriment prior to the Expiration Date without requesting and receiving the approval of the Board of Trustees of the Trust, with respect to that Fund, to remove or amend such waiver. PTAM will not have any right to reimbursement of any amount so waived.

Subject to the foregoing paragraphs, PTAM agrees to review the then-current waivers for the Funds listed on the Exhibit on a date prior to the Expiration Date to determine whether such waivers should be amended, continued or terminated. The waivers will expire upon the Expiration Date (where applicable) unless the Trusts and PTAM have agreed to continue them. The Exhibit will be amended to reflect any such agreement.

It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall only bind the assets and property of the Funds, as provided in the Trust’s Declaration of Trust. The execution and delivery of this Memorandum of Agreement have been authorized by the Trustees of the Trust, and this Memorandum of Agreement has been executed and delivered by an authorized officer of the Trust acting as such; neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets and property of the Funds, as provided in the Trust’s Declaration of Trust.

IN WITNESS WHEREOF, the Trust, on behalf of itself and its Funds listed below, and PTAM have entered into this Memorandum of Agreement as of the Effective Date on the attached Exhibit.

PERFORMANCE TRUST TOTAL RETURN BOND FUND
PERFORMANCE TRUST MUNICIPAL BOND FUND
PERFORMANCE TRUST MULTISECTOR BOND FUND
PERFORMANCE TRUST SHORT TERM BOND ETF

on behalf of the Funds listed on the Exhibit to this Memorandum of Agreement

TRUST FOR PROFESSIONAL MANAGERS

By:    /s/ John P. Buckel
Name:    John P. Buckel
Title:    President

PT ASSET MANAGEMENT, LLC

By:    /s/ Annie Duffy
Name:    Annie Duffy
Title:    CCO and General Counsel

Exhibit A to Memorandum of Agreement (Advisory Fee Waivers)
Effective Date: August 16, 2024

No.	Waiver Description	Expiration Date
1	PTAM will waive a portion of its management fee and/or reimburse Fund expenses in an amount equal to 100% of the net advisory fees that PTAM or an affiliate of PTAM receives that are attributable to the Fund’s investment in any other fund managed by PTAM or an affiliate of PTAM.	8/31/2025

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